News Release	AMEX, TSX Symbol: NG

NovaGold Reports Condemnation Drill Results on Pioneer Grace Claims

20 July 2006 – Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to report the results of its recently completed systematic condemnation drilling program in the area of a proposed Galore Creek tailings site located on a portion of the Grace subsurface mineral claims. This drilling was completed as a follow-up to exploration drilling completed in 2004 and 2005 on the Grace property which showed no economically significant copper and gold mineralization in the area (See complete list of 2004 and 2005 drill results in NovaGold’s July 14, 2006 news release). NovaGold has now completed a total of 24 exploration and 19 geotechnical drill holes totalling over 5,710 meters (18,735 feet) on the Grace claims.

The 2006 condemnation drill program on the Grace claims consisted of 576 samples in 6 core holes drilled to between 250 and 500 metres in depth and totalling 1,785 meters (5,855 feet) drilled. Results from the 2006 program have confirmed, for permitting purposes, the results from previous drilling and demonstrates that there is no economically significant copper or gold mineralization in the area proposed to be covered by a tailings site. (See 2006 drill results in Table 1 below and the associated target and drill hole location map for the Grace claims with an outline of the proposed tailings site).

NovaGold will use the results of this year’s condemnation drill program and the previous exploration drill results in its permit application for surface use of the site from the Province of British Columbia. NovaGold is pleased with the recent decision by the BC Ministry of Energy and Mines confirming that NovaGold’s work permits for the Grace property remain in good standing.

As manager and operator of the Grace project under the terms of the option agreement with Pioneer, NovaGold plans to carry out its remaining program on the Grace property related to the development of the overall Galore Creek project. NovaGold will continue to carry out these work programs in a diligent and professional manner under the guidelines and regulations of the Province of British Columbia.

NovaGold’s drill programs and sampling protocol have been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold, who has read and approved this news release. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Table 1. 2006 Grace Property Condemnation Drill Results

Drill Hole	Area	Depth (M)	From (M)	To (M)	Width (M)	Copper%	Gold g/t	Silver g/t

PC06-017	Grace	500.0	36.5	500.0	463.5	0.01	0.00	0.1
PC06-018	Grace	250.0	63.0	250.0	187.0	0.02	0.02	0.2
PC06-019	Grace	240.2	8.4	240.2	231.8	0.02	0.00	0.2
PC06-020	Grace	249.0	60.2	249.0	188.8	0.01	0.00	0.3
PC06-021	Grace	300.0	67.0	300.0	233.0	Pending	Pending	Pending
PC06-022	Grace	246.0	16.5	246.0	229.5	0.02	0.01	0.3

Note: There were no intervals in the above drilling that included any intercept of 10 meters or greater grading more than 0.40% Copper Equivalent or 10 meters or greater grading more than 0.5 g/t Gold. Not all assay results from drill hole PC06-021 located near PC06-19 were finalized as of the time of this release, however, no significant copper mineralization was logged for the intervals pending final results. See the associated map with drill hole locations for the Grace claims and with the proposed tailings site outline. True widths have not been determined for the above intercepts.

About the Pioneer Offer

NovaGold has made an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) at a price of C$0.57 per share. The offer represented a 30% premium to the pre-announcement one-month volume weighted average trading price of Pioneer’s shares from mid-May to mid-June. NovaGold believes that this offer represents a full and fair value for all of Pioneer’s assets and provides liquidity for Pioneer’s shareholders. The acquisition of Pioneer is part of NovaGold’s long-term strategy to consolidate the Galore Creek district and facilitate efficient development of the property. The Offer is open for acceptance until 9:00 p.m., Vancouver time, on July 25, 2006.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Rick Van Nieuwenhuyse, President & CEO                                          Don MacDonald, CA, Senior Vice President & CFO

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.